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02007231

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 28 2002 WASH. D.C. 365 SECTION PROCESSING

SEC FILE NUMBER
8- 49621

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMILTON MILLER INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9137 EAST MINERAL CIRCLE, SUITE 230
(No. and Street)

ENGLEWOOD (City) COLORADO (State) 80112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN L. BIXLER, CFO 303-768-8896
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHLENKER & ASSOCIATES, P.A.
(Name — *if individual, state last, first, middle name*)

8500 MENAUL BLVD., NE SUITE B262, ALBUQUERQUE, NEW MEXICO 87112
(Address) (City) (State) Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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3/18/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond...

OATH OR AFFIRMATION

I, WILLIAM MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON MILLER INVESTMENTS, LLC, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRINCIPAL
Title

Notary Public

KATHLEEN RODRIGUEZ
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires Jan. 15, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON MILLER INVESTMENTS, LLC
Financial Statements
December 31, 2001

TABLE OF CONTENTS



Schlenker & Associates, P.A.
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT

One Executive Center
8500 Menaul N.E., Suite B262
Albuquerque, New Mexico 87112
Phone: (505) 275-3915
Fax: (505) 275-3919

Board of Directors
Hamilton Miller Investments, LLC

We have audited the accompanying statement of financial condition of Hamilton Miller Investments, LLC, (the Company) as of December 31, 2001, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Miller Investments, LLC at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schlenker & Associates PA
Schlenker & Associates, PA

Albuquerque, New Mexico
February 27, 2002

HAMILTON MILLER INVESTMENTS, LLC
Statement of Financial Condition
December 31, 2001

ASSETS	
Cash	$ 17,407
Certificates of deposit	9,073
Receivable from broker-dealers and other clearing organizations	384,551
Securities owned:	
Not readily marketable, at estimated fair value	18,900
Other assets	788
Total assets	$ 430,719
LIABILITIES AND OWNERS' EQUITY	
Current Liabilities	
Fees payable to brokers and dealers	$ 41,369
Total liabilities	41,369
Owners' equity	389,350
Total liabilities and owners' equity	$ 430,719

The accompanying notes are an integral part of these financial statements.

HAMILTON MILLER INVESTMENTS, LLC
Statement of Income
For the Year Ended December 31, 2001

REVENUES		
Fee and commission income		$ 4,086,422
Other income		344
Total revenues		4,086,766
EXPENSES		
Expense reimbursements paid		
Payroll	$ 3,953,952	
Travel	23,252	
Telecommunications	11,725	
Office	37,442	
Meals and entertainment	1,696	
Professional fees	1,552	
Subscriptions and memberships	6,382	
Total reimbursements paid		4,036,001
Other expense		
Regulatory and finders fees	789,211	
Professional fees	3,270	
Other	247	
Total other expense		792,728
Total expenses		4,828,729
Net loss		$ (741,963)

The accompanying notes are an integral part of these financial statements.

HAMILTON MILLER INVESTMENTS, LLC
Statement of Changes in Owners' Equity
For the Year Ended December 31, 2001

	Total Owners' Equity
Balances at January 1, 2001	$ 1,131,313
Net loss	(741,963)
Contributions to capital	--
Balance at December 31, 2001	$ 389,350

The accompanying notes are an integral part of these financial statements.

HAMILTON MILLER INVESTMENTS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities		
Net loss		$ (741,963)
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Net receivable from broker-dealer and other clearing organizations	714,368	
Other assets	(707)	
Increase (decrease) in operating liabilities:		
Fees payable to brokers and dealers	41,369	
Total adjustments		755,030
Net cash provided by operating activities		13,067
Cash flows from investing activities:		
Purchase of certificates of deposit	(246)	
Net cash used by investing activities		(246)
Cash flows from financing activities:	--	
Net cash provided by financing activities		--
Net increase in cash		12,821
Cash at beginning of the year		4,586
Cash at end of the year		$ 17,407

Supplemental Cash Flow Disclosure:

There were no noncash investing or financing activities; and no cash was expended for interest or taxes for the year ended December 31, 2001.

The accompanying notes are an integral part of these financial statements.

HAMILTON MILLER INVESTMENTS, LLC
Notes to the Financial Statements
December 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF THE BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware limited liability company operating in the state of Colorado. The Company provides marketing services for non-traditional fund managers primarily through private offerings in compliance with Regulation D of the Federal Reserve Board.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are reported on an accrual basis in accordance with generally accepted accounting principles. The Company is a privately held limited liability company and, as such, is not required to provide earnings per share information in these financial statements.

These financial statements refer to those individuals having an ownership interest in the Company as "owners" rather than "members" as is recommended by generally accepted accounting principles. This form of reference to owners does not adversely alter the financial statement presentation or affect its accordance with Generally Accepted Accounting Principles.

Fee and Commission Income

The Company's primary source of revenue are fees and commissions earned as a percentage of the fees charged by the fund managers to their customers.

Income Taxes

The Company is organized as a limited liability company for federal and state tax reporting purposes. As such, the Company is not subject to taxes at the corporate level and, accordingly, no provision has been made for either current or deferred tax expense or benefit.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash

For purposes of the statement of cash flows, cash includes all cash held in checking and savings accounts, other than certificates of deposit.

HAMILTON MILLER INVESTMENTS, LLC
Notes to the Financial Statements (continued)
December 31, 2001

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company does not participate in active securities trading or clearing functions and therefore is not required to segregate any funds for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

NOTE 4 - RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

The receivables balance is comprised of fees and commissions due from various fund managers for marketing services performed by the Company. Collateral for the receivables is not reflected in the financial statements.

NOTE 5 – SECURITIES OWNED

Securities owned consist of warrants purchased and valued at $18,900, for which there was no market on a securities exchange as of December 31, 2001.

NOTE 6 – FEES PAYABLE TO BROKERS AND DEALERS

The Company owed $41,369 in fees to brokers and dealers, which were directly related to their accounts receivable balances from broker-dealer and other clearing organizations at December 31, 2001.

NOTE 7 - SUBORDINATED BORROWINGS

The Company did not have any subordinated borrowing activity for the year ended December 31, 2001.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $26,480 and no aggregate indebtedness, thereby satisfying the Net Capital Rule.

HAMILTON MILLER INVESTMENTS, LLC
Notes to the Financial Statements (continued)
December 31, 2001

NOTE 9 - COMMODITY FUTURES AND OPTIONS SEGREGATION REQUIREMENTS

The Company is not subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17).

NOTE 10 – CHANGE IN ACCOUNTING METHOD

The Company changed the method by which it recognizes accounts receivable at December 31, 2001. Receivables derived from performance fees, which had previously been accrued as an accounts receivable, were determined by management to no longer be an accrual item and were not included in the receivables balance at year-end. In addition, fees to be paid back to brokers and dealers in conjunction with uncollected receivables balances were calculated and accrued as a current liability at December 31, 2001. The effect of this change in accounting method was a reduction in net income for the year ended December 31, 2001 of $716,173.

SUPPLEMENTARY INFORMATION
Pursuant to rule 17a-5 of the
Securities Exchange Act of 1934

Schedule I

HAMILTON MILLER INVESTMENTS, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

Net Capital		
Total owners' equity		$ 389,350
Deduct members' equity not allowable for net capital		--
Total members' equity qualified for net capital		389,350
Add subordinated borrowings and other allowable credits		--
Total capital		389,350
Deductions and/or charges:		
Nonallowable assets:		
Receivables, net of related payables	$ 343,182	
Securities not readily marketable	18,900	
Other	788	
Total deductions and/or charges		362,870
Net capital before haircuts on securities positions (tentative net capital)		26,480
Haircuts on securities		--
Net capital		$ 26,480
Aggregate indebtedness		
Fees payable to brokers and dealers	$ 41,369	
Total aggregate indebtedness		$ 41,369
Computation of basic net capital requirement		
Minimum net capital required:		$ 6,000
Excess net capital at 1,500 percent		$ 20,480
Excess net capital at 1,000 percent		$ 20,480
Ratio: Aggregate indebtedness to net capital		1.56 to 1

Note that no material differences exist between Net Capital computed on this schedule, and the unaudited filing of Part II of the FOCUS report filed by the broker-dealer. This schedule does include $41,369 in aggregate indebtedness, that was not included in the unaudited filing of Part II of the FOCUS report filed by the broker-dealer, however, this change had no effect on the Minimum Net Capital requirement of the Company.

Schedule II

HAMILTON MILLER INVESTMENTS, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

Hamilton Miller Investments, LLC does not have any reserve requirements under rule 15c3-3 of the Securities and Exchange Commission. Hamilton Miller Investments, LLC does not participate in active trading or clearing functions. Accordingly, Hamilton Miller Investments, LLC neither holds nor controls customer assets and at no time obtains possession or control of customers' fully paid and excess-margin securities. No "Special Reserve Bank Account for the Exclusive Benefit of Customers", as outlined by Rule 15c3-3, is required by Hamilton Miller Investments, LLC.

Note that this broker-dealer claims an exemption from Rule 15c3-3.

Schedule III

HAMILTON MILLER INVESTMENTS, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

Hamilton Miller Investments, LLC does not participate in active trading or clearing functions. Accordingly, Hamilton Miller Investments, LLC neither holds nor controls customer assets and at no time obtains possession or control of customers' fully paid and excess-margin securities. Therefore this schedule is not applicable in relation to the activities of Hamilton Miller Investments, LLC.

Schedule IV

HAMILTON MILLER INVESTMENTS, LLC

Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2001

Hamilton Miller Investments, LLC is not subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17). Hamilton Miller Investments, LLC does not participate in active securities or commodities trading or clearing functions, and, accordingly, is not subject to this provision. No segregation requirements are imposed on Hamilton Miller Investments, LLC.



Schlenker & Associates, P.A.
Certified Public Accountants

One Executive Center
8500 Menaul N.E., Suite B262
Albuquerque, New Mexico 87112
Phone: (505) 275-3915
Fax: (505) 275-3919

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Owners
Hamilton Miller Investments, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Hamilton Miller Investments, LLC, (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives

of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Owners, management, and SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Schlenker & Associates, PA

Albuquerque, New Mexico
February 27, 2002